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September 11, 1998


                                                          CONFIDENTIAL TREATMENT
                                                   REQUESTED PURSUANT TO RULE 83


BY FACSIMILE TO (202) 942-9516 AND U.S. MAIL

Ms. Barbara Jacobs, Chief
Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   U.S. OnLine Communications, Inc.
      Registration Statement on Form S-1
      Registration No. 333-51781
      Initially filed May 5, 1998


Dear Ms. Jacobs:

      Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, we hereby make application for withdrawal of the above-referenced registration statement due to market conditions. Please also withdraw our registration statement on Form 8-A filed under the Securities Exchange Act of 1934.

      If you have any questions or require further information, please contact me at (512) 651-3734, or contact William Barker of Graham & James at (206) 389-1754.


                                          Sincerely,

                                          /s/ Donald E. Barlow
                                          --------------------
                                              Donald E. Barlow
                                              Chief Financial Officer

cc:   Alison Toledo, U.S. Securities and Exchange Commission
      Barington Capital Group
      Kramer Levin Naftalis & Frankel
      Graham & James